

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com



06013323

SUPPL

May 1, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 10 2006
WASH, D.C.
152
SECTION

Dear Sirs:

Re: CI ~~Financial Inc.~~ Fund Management (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the Third Quarter Report containing the Company's interim financial statements for the period ended February 28, 2006.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports strong sales and record asset levels in March

TORONTO (April 3, 2006) – CI Financial Inc. ("CI") today reported net sales of $792 million for March 2006, and assets under management of $58.6 billion and fee-earning assets of $76.3 billion at the end of the month. Both assets under management and fee-earning assets reached record levels for CI.

CI subsidiary CI Investments Inc. had gross sales of $1.4 billion in March and net sales of $787 million, consisting of net sales of $778 million in long-term funds and $9 million in money market funds. Of this amount, approximately $350 million in net sales resulted from a switch of several sub-advisory mandates within CI's product lineup, while the remainder represented CI's ongoing retail business.

Morningstar Canada reported in March that CI Investments continued to lead the industry with the most funds with a five-star rating. Including all investment funds with a rating, CI Investments had 41 five-star funds at February 28, 2006.

Assante Corporation, through its subsidiary United Financial Corporation, had gross sales of $117 million and net redemptions of $15 million in March. Skylon Advisors Inc. recorded net sales of $20 million.

Fee-earning assets at March 31, 2006, of $76.3 billion consisted of assets under management of $58.6 billion and administered/other assets of $17.7 billion. Assets under management included investment fund assets at CI Investments and Assante of $57.5 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $16.3 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

"March was another strong month for CI, with retail net sales exceeding $440 million," said Stephen A. MacPhail, CI President and Chief Operating Officer. "The Canadian and global equity markets also made excellent gains, contributing to our best month for growth in managed assets since November 2003."

In other news, CI will release its financial results for the third quarter of fiscal 2006 on Tuesday, April 11.

Additional information about CI's sales, assets and financial position can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI Financial **News Release**

CI FINANCIAL INC. MARCH 31, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$1,298	$520	$778
CI money market	77	68	9
TOTAL CI Investments	$1,375	$588	$787
TOTAL Assante Funds	$117	$132	-$15
TOTAL Skylon	$20	$0	$20
TOTAL CI	$1,512	$720	$792

FEE-EARNING ASSETS	Feb. 28/06 (millions)	March 31/06 (millions)	% Change
CI mutual/segregated funds	$45,748	$47,827	4.5
Assante funds	9,163	9,645	5.3
	$54,911	$57,472	4.7
Structured products/closed-end funds	1,104	1,135	2.8
TOTAL Assets Under Management	$56,015	$58,607	4.6
CI administered/other assets	1,383	$1,449	4.8
Assante/IQON assets under administration (net of Assante funds)	16,267	16,267	0.0
TOTAL FEE-EARNING ASSETS	$73,665	$76,323	3.6

AVERAGE ASSETS UNDER MANAGEMENT	Feb. 28/06 (millions)	March 31/06 (millions)	% Change
Monthly	$56,065	$57,670	2.9
Quarter-to-date	$55,277	$57,670	4.3
Fiscal year-to-date	$52,749	$53,251	1.0

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2005 (millions)	Fiscal 2006 (millions)	% Change
Fiscal year average assets	$46,085	$53,251	15.6

COMMON SHARES		FINANCIAL POSITION (millions)	
Outstanding shares	285,680,519	Bank debt	$376
In-the-money options	8,026,348	Cash & marketable securities	(122)
Percentage of all options	100%	Net debt outstanding	$254
All options % of shares	2.8%	In-the-money stock comp. liability (net of tax)	$90
Dividend yield at $32.00	2.3%	Terminal redemption value of funds (est)	$775
		Quarter-to-date stock-based compensation*	$24

*Based on marked-to-market pre-tax stock-based compensation expense accrual from change in share price from last quarter-end ($28.00) to March 31, 2006 ($32.00).



News Release

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to hold webcast on quarterly results

TORONTO (April 5, 2006) – CI Financial Inc. ("CI") today announced that it will hold a conference call and webcast to discuss its financial results for the third quarter of fiscal 2006 on Tuesday, April 11, 2006, at 4:00 p.m. Eastern time. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, President and Chief Operating Officer, will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q3. Alternatively, investors may listen to the discussion by calling (416) 644-3414 or 1-800-814-4861.

The call will be available for playback from 7:00 p.m. Eastern time on April 11 until April 25, 2006, at (416) 640-1917 or 1-877-289-8525 (passcode 21183244 followed by the number sign), and the webcast will be archived at www.ci.com/q3.

CI expects to release its results for the quarter ending February 28, 2006, after 12:00 p.m. on April 11 on Canada Newswire and www.ci.com.

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $76.3 billion in fee-earning assets at March 31, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
Tel.: (416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI FINANCIAL REPORTS THIRD QUARTER RESULTS; ANNOUNCES BOARD APPROVAL IN PRINCIPLE FOR PROPOSAL TO CONVERT TO AN INCOME TRUST

Toronto, Ontario (April 11, 2006) - CI Financial Inc. ("CI") today released unaudited financial results for the three and nine months ended February 28, 2006.

REVIEW OF THE THREE-MONTH PERIOD ENDED FEBRUARY 28			
HIGHLIGHTS	**2006 (millions except per share amounts)**	**2005 (millions except per share amounts)**	**% change**
Total Fee-Earning Assets	**$73,665**	**$69,596**	**6**
Average AUM	**$55,277**	**$47,062**	**17**
Ending AUM	**$56,015**	**$49,185**	**14**
Total Revenues	**$330.4**	**$306.0**	**8**
Net Income	**$73.1**	**$81.2**	**-10**
Earnings Per Share	**$0.26**	**$0.28**	**-7**
EBITDA*	**$138.9**	**$145.3**	**-4**
EBITDA* Per Share	**$0.49**	**$0.49**	**--**
Net Sales	**$637.6**	**$442.2**	**44**

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

REVIEW OF THE NINE-MONTH PERIOD ENDED FEBRUARY 28			
HIGHLIGHTS	2006 (millions except per share amounts)	2005 (millions except per share amounts)	% change
Total Fee-Earning Assets	$73,665	$69,596	6
Average AUM	$52,749	$45,152	17
Ending AUM	$56,015	$49,185	14
Total Revenues	$979.4	$884.5	11
Net Income	$239.8	$203.9	18
Earnings Per Share	$0.84	$0.69	22
EBITDA*	$440.4	$377.7	17
EBITDA* Per Share	$1.54	$1.28	20
Net Sales	$1,981.9	$845.7	134

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure

Total fee-earning assets at February 28, 2006 were $73.7 billion, up 6% from $69.6 billion at February 28, 2005.

Average assets under management were $55.3 billion in the third quarter of fiscal 2006, an increase of 17% from $47.1 billion in the third quarter of fiscal 2005. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of strong market performance and positive sales of CI's funds.

Gross sales of CI's managed funds were $2.8 billion for the quarter ended February 28, 2006, compared with $2.5 billion for the same period in 2005. Net sales (gross sales less redemptions) were $638 million for the quarter ended February 28, 2006, compared with $442 million for the same period in the prior year. For the nine months ended February 28, 2006, gross sales were $7.9 billion and net sales were $2.0 billion, compared with gross and net sales of $5.9 billion, and $0.8 billion, respectively, for the same period a year ago.



News Release

CI reported net income for the quarter ended February 28, 2006 of $73.1 million, a decrease of 10% over the $81.2 million for the quarter ended February 28, 2005. On a per share basis, CI earned $0.26, down 7% from $0.28 in the prior year.

CI's earnings for the quarter included a $28.2 million expense for stock-based compensation that reflects the increase in CI's share price during the quarter from $24.10 to $28.00. Adjusted for this expense, CI earned $0.32 per share.

For the nine months ended February 28, 2006, CI earned $239.8 million or $0.84 per share. This is up 18% from the $203.9 million or $0.69 per share earned in the same period in the prior fiscal year.

For the quarter ended February 28, 2006, EBITDA totalled $138.9 million or $0.49 per share. This compares with $145.3 million or $0.49 per share in the same period last year. Adjusted for the stock-based compensation as described above, EBITDA per share was $0.58. In the nine-month period ended February 28, 2006, EBITDA was $440.4 million, up 17% from $377.7 million in the same period last year.

For detailed financial statements for the quarter and nine months ended February 28, 2006, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com under Corporate or contact investorrelations@ci.com.

CI also announced today that its Board of Directors has approved in principle the initiation of a process for the conversion of CI into an income trust by way of a plan of arrangement (the "Conversion").

CI management has from time to time over a period of approximately three years spent considerable time and effort evaluating the merits of an income trust structure, considering alternative structures designed to optimize any such conversion, and assessing the feasibility of a conversion to an income trust structure from a tax, accounting, securities and corporate perspective.

Management of CI and its Board of Directors believe that an income trust structure would benefit both CI and its shareholders. The business and operations of CI would be unaffected by the Conversion, if implemented, and would continue to be managed by the current senior executives and employees of CI.

CI's Board of Directors has authorized management of CI to pursue and negotiate the transaction with any and all necessary regulatory authorities and external third parties with a view to developing and submitting to the Board of Directors, for its consideration and approval, a final structure for the Conversion. Although tax rulings are generally not required for transactions of this nature, CI has made tax ruling requests to the Canada Revenue Agency and understands that such requests are being carefully reviewed.

The Conversion will be subject to a number of approvals and consents, including court approval, approval of the shareholders of CI and certain regulatory approvals.

The process to convert CI to an income trust structure is in its initial stages and it is therefore difficult to predict its timing with certainty. There can be no assurance at this time that all approvals and consents required or desirable to effect the Conversion will be obtained on a timely basis or at all and, accordingly, there can be no assurance that the Conversion will be completed.



News Release

In other matters, the Board of Directors declared a cash dividend of $0.06 per share payable on May 15, 2006 to common shareholders of record on May 1, 2006.

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. In particular, as a conversion by CI to an income trust will be subject to and conditional upon, among other things, shareholder, regulatory and court approvals and third party consents, some or all of which conditions are beyond the control of CI, there can be no assurance that such a conversion will occur or will occur within a particular time frame.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending April 30, 2006

Toronto, April 13, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending April 30, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	April 28, 2006	May 12, 2006
Series B units	US$0.0417 per unit	April 28, 2006	May 12, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cl\mdt\skylon\distributions\2006\apr06\rel-skylon-intl.dot


SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

**High Yield & Mortgage Plus Trust Announces
Distribution For Month Ending April 30, 2006**

Toronto, April 13, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.15625 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscrip tion price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-highyield.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.05833 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-growth.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.1510 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-globalii.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.1510 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-global.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.1875 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-capital.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.0666 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.1458 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-convert.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending April 30, 2006

Toronto, April 13, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending April 30, 2006 of $0.0583 per unit payable on May 12, 2006 to unitholders of record as at April 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\apr06\rel-skylon-yield-adv.doc

82-4994

Q3

FEBRUARY 28, 2006


CI Financial


CI Investments

Assante

SKYLON
ADVISORS INC.

Financial Highlights

FEBRUARY 28

(thousands, except per share amounts)	2006	2005	% change
AS AT FEBRUARY 28			
Fee-earning assets	73,664,583	69,596,322	6
Assets under management	56,015,041	49,185,275	14
Redemption value of assets under management	770,658	798,487	(3)
Common shares outstanding	285,679	292,476	(2)
FOR THE NINE MONTH PERIOD			
Average assets under management	52,749,498	45,152,132	17
Gross sales of managed funds	7,908,811	5,864,338	35
Redemptions of managed funds	5,926,880	5,018,685	18
Net sales of managed funds	1,981,931	845,653	134
Net income	239,756	203,914	18
Earnings per share	0.84	0.69	22
EBITDA*	440,443	377,684	17
EBITDA* per share	1.54	1.28	20
Dividends per share	0.52	0.525	(1)
Average common shares outstanding	286,022	294,997	(3)
FOR THE THREE MONTH PERIOD			
Average assets under management	55,276,960	47,061,577	17
Gross sales of managed funds	2,800,148	2,498,734	12
Redemptions of managed funds	2,162,564	2,056,553	5
Net sales of managed funds	637,584	442,181	44
Net income	73,096	81,184	(10)
Earnings per share	0.26	0.28	(7)
EBITDA*	138,895	145,323	(4)
EBITDA* per share	0.49	0.49	–
Dividends per share	0.18	0.25	(28)
Average common shares outstanding	285,702	294,581	(3)

**EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. A reconciliation of EBITDA to net income is provided on page 6.*



WILLIAM T. HOLLAND
Chief Executive Officer



STEPHEN A. MACPHAIL
President and
Chief Operating Officer

Dear Shareholders,

MARKET REVIEW

The strong performance of financial markets during CI's third quarter of fiscal 2006 has boosted assets under management to record highs. The S&P/TSX Composite Index rose 8.6% over the three months and 23.3% over the year ending February 28, 2006. The Canadian dollar continued its upward trek with a gain of 2.5% against the U.S. dollar during the quarter. This meant that returns from U.S. markets were essentially flat in CI's third quarter as the Dow Jones Industrial Average rose 2.3% and the S&P 500 Index gained 3.0% in U.S. dollar terms. Global markets, as represented by the MSCI World Index, performed better, returning 6.7% in U.S. dollars.

Industry net sales of mutual funds as reported by the Investment Funds Institute of Canada (IFIC) were impressive and included sales for the RSP season. IFIC reported $8.1 billion in net sales for the quarter ended February 28, 2006. This was up from industry net sales of $7.1 billion for the same quarter last year. Industry sales are still dominated by Canadian income and balanced funds, as these categories have provided excellent returns over the past few years.

CI has a diverse and comprehensive lineup of funds and is well represented in the Canadian balanced and income categories with a number of strong-performing funds. We have benefited from investors' focus on these sectors, and the IFIC reports can be seen as a useful indicator of trends affecting CI's business.

OPERATING REVIEW

CI once again achieved excellent results for the third quarter, as average assets grew 17% over the third quarter of the previous year and 6% over the last quarter. CI's net income for the quarter was $73.1 million, or $0.26 per share. Compared with the third quarter of fiscal 2005, earnings were down 10% from $81.2 million, or down 7% from $0.28 on a per share basis. Excluding stock-based compensation expense, net income was $91.1 million, up 5% from $87.0 million for the same period of the prior year. CI experienced a decline in redemption fee revenue, an increase in the amortization

of deferred sales commissions and lower gains on the sale of marketable securities that resulted in a lower year-over-year increase in income compared to our increase in average assets under management. The growth in CI's underlying business more closely reflects the increase in average assets under management.

Selling, general and administrative (SG&A) costs before stock-based compensation expenses were held steady year over year. The significant jump in our share price, from $24.10 per share on November 30, 2005 to $28.00 per share on February 28, 2006, resulted in stock-based compensation expenses of $28.2 million this quarter, versus $9.7 million in the same period a year ago.

Our assets under management at February 28, 2006 were $56.0 billion – an increase of $6.8 billion from a year earlier. Average assets under management were $55.277 billion for the third quarter of fiscal 2006, up 17% from $47.062 billion in the prior year. Of this increase, net sales accounted for $2.9 billion and market performance accounted for $5.3 billion.

We saw an increase in year-over-year sales during the RSP season. CI had gross sales of $2.8 billion and net sales of $638 million during the quarter, compared with $2.5 billion in gross sales and $442 million in net sales in the third quarter of the prior year. CI continued to be one of the top-selling firms in the industry.

As we stated in our first quarter letter to shareholders, the decision to convert to an income trust would be delayed until there was a clear picture of how the federal and Ontario governments intended to deal with income trust and dividend taxation. We now believe that they have indicated their positions. While a move was made by the federal government to reduce dividend taxation, it is relying on the provincial governments to not only match, but also increase the level of dividend tax credits. As well, the federal government proposed to cut corporate income taxes by 3%, but this will not be fully effected until 2010, if indeed it is ever passed into law. In its latest budget statement, the Ontario government made no mention of tax relief, either by way of reduced corporate taxes or increased dividend tax credits.

CI has many shareholders who would benefit on an after-tax basis if CI were to convert to an income trust. This would be the case at least until 2010, if not for many more years. This structure also is expected to provide a higher valuation and a lower cost of capital for CI. For these reasons, CI has decided to again pursue conversion to an income trust.

OUTLOOK

CI reported assets under management at March 31, 2006 of $58.6 billion, an increase of 5% since the quarter end. This is 6% above our average assets under management for the third quarter of fiscal 2006. CI also reported net sales of $792 million for the month of March 2006.

The Board of Directors declared a cash dividend of $0.06 per share payable on May 15, 2006 to shareholders of record on May 1, 2006.

WILLIAM T. HOLLAND
Chief Executive Officer

STEPHEN A. MACPHAIL
President and Chief Operating Officer


MD&A

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") presents commentary on CI Financial Inc. and its subsidiaries ("CI") as at and for the three and nine months ended February 28, 2006 and is as of April 4, 2006. Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments") (formerly CI Mutual Funds Inc.), Skylon Advisors Inc. ("Skylon"), United Financial Corporation ("United") (formerly Assante Asset Management Ltd.), Assante Advisory Services Ltd. ("AAS") and IQON Financial Management Inc. ("IQON"). The Asset Management segment of the business includes CI Investments, Skylon and United, while the Asset Administration segment consists of AAS and its subsidiaries, other than United, and IQON.

The MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. The reader is cautioned against undue reliance on these forward-looking statements.

This MD&A should be read in conjunction with the 2005 CI Financial Inc. Annual Report, which is available on SEDAR at www.sedar.com.

OVERALL PERFORMANCE

CI reported net income for the quarter ended February 28, 2006 of $73.1 million, a decrease of 10% from the $81.2 million for the quarter ended February 28, 2005. On a per share basis, CI earned $0.26, down 7% from $0.28 in the prior year.

The results for the third quarter included stock-based compensation expenses that reduced earnings by $28.2 million ($18.0 million after-tax) this year and by $9.0 million ($5.8 million after-tax) in the prior year. Net income before this expense was $91.1 million ($0.32 per share) in the third quarter of fiscal 2006, versus $87.0 million ($0.30 per share) in the prior year, an increase of 5%. This is below the 17% year-over-year increase in average assets under management for three main reasons: redemption fee revenue declined from $12.2 million to $9.3 million, amortization of deferred sales commissions rose from $14.2 million to $20.4 million, and gains on the sale of marketable securities were $7.4 million in the third quarter last year versus $0.3 million in the third quarter of this fiscal year. These points are set out within the discussion of the Asset Management segment.

For the nine months ended February 28, 2006, CI earned $239.8 million or $0.84 per share. This is up 18%, or 22% per share, from the $203.9 million or $0.69 per share earned in the same period in the prior year.

Reconciliation of EBITDA to Net Income

	Three months ended February 28		Nine months ended February 28	
(millions, except per share amounts)	2006	2005	2006	2005
Net income	$73.1	$81.2	$239.8	$203.9
Add:				
Interest expense	3.2	2.0	9.4	6.1
Income tax expense	39.4	42.8	127.7	114.6
Amortization of DSC and fund contracts	21.1	14.9	58.9	41.4
Amortization of other	2.1	4.4	4.6	11.7
EBITDA	$138.9	$145.3	$440.4	$377.7
per share	$0.49	$0.49	$1.54	$1.28

EBITDA, operating profit margin and free cash flow, as defined below, are non-GAAP earnings measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

For the quarter ended February 28, 2006, earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $138.9 million or $0.49 per share, as set out in the table above, which reconciles EBITDA to net income. This compares with $145.3 million or $0.49 per share in the same period last year. EBITDA adjusted to eliminate the effect of the stock-based compensation expense in the third quarter of fiscal 2006 was $167.1 million or $0.58 per share, compared with $154.4 million or $0.52 per share in fiscal 2005.

In the nine month period ended February 28, 2006, EBITDA was $440.4 million, up 17% from $377.7 million in the same period last year.

Income before income taxes was $112.5 million for the third quarter this year, a decrease of 9% from $124.0 million for the same quarter in the prior year. The income tax provision decreased from $42.8 million to $39.4 million this year, of which $42.1 million was current taxes and $2.7 million a recovery of future taxes. The provision for income taxes for the quarter ended February 28, 2006 results in an effective tax rate of 35.0%, versus 34.5% in the prior year. CI's statutory rate is currently 36.1%.

Fee-Earning Assets and Sales

Total fee-earning assets, which include mutual and segregated funds, Assante funds, structured products (collectively, assets under management), administered/other funds and Assante assets under administration (net of Assante funds) at February 28, 2006, were $73.7 billion, up 6% from $69.6 billion at February 28, 2005. CI's assets as reported by the Investment Funds Institute of Canada ("IFIC") were $53.1 billion at February 28, 2006. This figure is $2.9 billion below CI's actual $56.0 billion in assets under management because IFIC uses a narrow definition of assets under management

Assets Under Management

(billions)	
Assets at November 30, 2005	$53.1
Gross Sales	2.8
Redemptions	2.2
Net Sales	0.6
Market Performance	2.3
Assets at February 28, 2006	$56.0

that does not include the $1.8 billion of segregated funds, hedge funds, and pooled funds and $1.1 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management, product sales or conducting financial analysis of CI.

Average assets under management were $55.277 billion in the third quarter of fiscal 2006, an increase of 17% from $47.062 billion in the third quarter of fiscal 2005. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of strong market performance and positive sales of CI's funds.

Gross sales of CI's managed funds were $2.8 billion for the quarter ended February 28, 2006, compared with $2.5 billion for the same period in 2005. Net sales (gross sales less redemptions) were $638 million for the quarter ended February 28, 2006, compared with $442 million for the same period in the prior year. For the nine months ended February 28, 2006, gross sales were $7.9 billion and net sales were $2.0 billion, while gross and net sales were $5.9 billion and $0.8 billion, respectively, in the same period a year ago.

The significant increase in CI's net sales over last year is due primarily to stronger sales at CI Investments, as net sales from United declined slightly year over year. Strong fund performance and the benefits of expanded distribution contributed to the increase in sales of CI funds.

Fee-Earning Asset Profile

AS AT MARCH 31

(billions)	2006	2005	% change
Mutual/segregated funds	$47.8	$39.2	22
Assante funds	9.7	8.6	13
Structured products and managed labour-sponsored funds	1.1	1.4	(21)
Total assets under management	58.6	49.2	19
Administered/other assets	1.4	5.0	(72)
Assante/IQON assets under administration (net of Assante funds)	16.3	15.4	6
Total fee-earning assets	$76.3	$69.6	10

At March 31, 2006, fee-earning assets totalled $76.3 billion, as shown in the chart above, represented by $47.8 billion in mutual and segregated funds, $9.7 billion in managed assets through Assante, $1.1 billion in structured products, $1.4 billion in administered/other assets, and $16.3 billion in Assante and IQON assets under administration (net of Assante-managed assets described above). The decline in structured products and managed labour-sponsored funds is a result of the sale of the VentureLink fund contracts that represented approximately $200 million in managed assets.

LIQUIDITY AND CAPITAL RESOURCES

In the third quarter of this year, CI financed $50.2 million in sales commissions with its own cash resources, up from $43.5 million for the third quarter in the prior year. The increase resulted from CI financing the commission on an additional $134 million in gross sales of back-end load units in this quarter. The remaining $166 million in increased gross sales in the third quarter over last year's third quarter were made on a front-end commission basis.

In the quarter, CI paid $51.5 million in dividends to holders of CI common shares, equivalent to $0.18 per share. The dividend was maintained at $0.06 per share per month during the quarter.

Capital expenditures incurred during the quarter ended February 28, 2006 of $1.4 million were primarily for computer hardware and software and were below the $2.7 million average quarterly expenditure over the past 12 quarters.

CI repurchased 500,000 common shares during the quarter at a total cost of $11.5 million, or $23.00 per share. On February 28, 2006, the closing price of CI was $28.00 per common share and on March 31, 2006, it was $32.00 per common share.

Cash provided by operating activities in the third quarter of $138.0 million met the above funding requirements. CI's cash balance was increased by $53.1 million during the quarter in order to maintain working capital in light of the decrease in marketable securities. This was provided by operating cash as well as the following three items.

CI drew on its credit facility by $17.7 million during the quarter. At February 28, 2006, CI had drawn $366.0 million bearing an average rate of 3.47%, compared with $390.9 million drawn at an average rate of 2.90% at the end of May 2005 and $307.2 million at February 28, 2005. Net of cash and marketable securities, debt was $275.2 million on February 28, 2006, versus $285.5 million on May 31, 2005. Interest expense for the quarter was $3.2 million this year, up from $2.0 million for the same period in the prior year, reflecting higher average debt levels and higher interest rates.

CI had net proceeds from disposition of marketable securities in the amount of $4.9 million in the quarter that resulted in a gain of $0.3 million and total marketable securities decreasing from $14.2 million at November 30, 2005 to $9.5 million at February 28, 2006. Marketable securities are comprised of seed capital investments and other portfolio investments.

As well, CI had proceeds on the sale of its VentureLink labour-sponsored fund contracts of $7.1 million that resulted in a gain of $2.1 million.

For the nine months ended February 28, 2006, cash flow from operations of $301.6 million and net proceeds from the sale of marketable securities of $80.6 million were used to fund sales commissions of $125.7 million, dividends of $148.8 million, capital asset additions of $17.3 million, share repurchases of $19.6 million and to pay down long-term debt by $24.9 million.

Free cash flow (cash flow from operations before net change in working capital less sales commissions for the period) was $63.0 million in the quarter, down from $81.8 million in the third quarter a year ago. This level of free cash flow exceeded the dividends paid during the quarter by $11.5 million. In the nine-month period to February 28, 2006, free cash flow was $210.2 million, versus

$197.9 million in the prior year. Based on this, CI currently has sufficient cash flow to meet anticipated capital expenditures, deferred sales commissions and dividends.

Contractual Obligations

The payments due by period, as set out in the May 31, 2005 MD&A, have been reduced in total by the $24.9 million reduction in long-term debt over the nine months to February 28, 2006, as described above.

OFF-BALANCE SHEET ARRANGEMENTS

There have been no new off-balance sheet arrangements since May 31, 2005.

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at May 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

There were no changes to the critical accounting estimates from those reported at May 31, 2005.

CHANGE IN ACCOUNTING POLICIES

Effective June 1, 2005, CI made an accounting change related to the classification of expenses recovered from the funds. This reflects a change in CI's business wherein the funds are to be charged a fixed fee depending on the type of fund and the fee is included in management fee revenue. Prior period amounts have been reclassified to conform to this presentation.

FINANCIAL INSTRUMENTS

The fair value of certain financial instruments approximates carrying value. This is the case for cash, accounts receivable and prepaid expenses, accounts payable and long-term debt. Marketable securities have a fair value based on quoted market prices for portfolio investments and seed capital.

The table below sets out the relative carrying and fair values for each financial instrument.

Financial Instruments

	As at February 28, 2006		As at May 31, 2005	
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$81.3	$81.3	$28.3	$28.3
Marketable securities	9.5	9.0	77.2	79.1
Accounts receivable and prepaid expenses	121.5	121.5	94.2	94.2
	$212.3	$211.8	$199.7	$201.6
Accounts payable	$153.8	$153.8	$165.8	$165.8
Long-term debt	366.0	366.0	390.9	390.9
	$519.8	$519.8	$556.7	$556.7
Off Balance Sheet Arrangements	$ Nil	$ Nil	$ Nil	($0.1)

CI entered into a total return share swap transaction agreement with a Canadian chartered bank (the "bank") as a hedge against CI's exposure to fluctuations in the price of its common shares as it records its stock-based compensation liability. The swap is accounted for as an effective hedge and is netted against the stock-based compensation liability. The carrying value matches its fair value.

During the quarter, CI and the bank agreed, under the terms of the swap, to an interim settlement wherein the bank paid $22.1 million to CI. This moved the average price of the common shares subject to the swap from $16.88 per share to $27.05 per share. Subsequent to February 28, 2006, CI terminated its total return swap.

At February 28, 2006, 2,171,400 common shares were subject to the swap at an average price of $27.05 per share, resulting in a reduction to CI's stock-based compensation liability of $2.1 million, based on a $28.00 per share price.

ASSET MANAGEMENT SEGMENT

Financial Review

For the third quarter, the Asset Management segment had income before income taxes of $113.1 million, a decrease of $10.7 million from $123.8 million in the prior year. The decrease was due to the higher amount of stock-based compensation expense incurred this quarter and the gain on the sale of marketable securities recorded in the third quarter of the prior year. Offsetting some of the impact of these items, operating income improved and is detailed below. In the nine-month period ended February 28, 2006, this segment had income before income taxes of $370.3 million compared with $316.9 million in the same period a year ago. The largest component of the year over year decrease was the unitholder compensation that was charged to income in the second quarter of last year.

Revenues

Revenues from management fees were $277.5 million for the quarter ended February 28, 2006, up 11% from $249.1 million for the same period in the prior year. The increase was mainly attributable to higher average assets under management in fiscal 2006, which were up 17% over the prior year. As a percentage of average assets under management, management fees were 2.04% for the third quarter of fiscal 2006, down from 2.15% in fiscal 2005.

In the nine months ended February 28, 2006, management fee revenue was $815.1 million, an increase of 11% from the $733.0 million recorded in the prior year. Average assets under management for the period were up 17% over last year. Management fees averaged 2.07% for the period, versus 2.17% in the prior year.

Management fees were reduced on several fund families in the first half of fiscal 2006 and administration fees on the funds were fixed at lower levels. As well, there was a continuing trend towards a higher proportion of CI's assets being Class I and Class F funds, which have lower management fees. At February 28, 2006, there were $483 million and $4.3 billion in Class F and Class I funds, respectively, compared with $367 million and $2.6 billion on February 28, 2005. These factors all resulted in a lower average management fee rate.

Other revenue was $14.3 million for the third quarter, down 45% from $25.8 million in fiscal 2005. The largest component of other revenue was redemption fees. Redemption fees decreased from $12.2 million to $9.3 million as a result of a decreased level of assets that are subject to redemption fees, and the aging of assets, which results in lower applicable redemption fees. As well, the third quarter last year included a $7.4 million capital gain on the sale of marketable securities versus $0.3 million this year.

For the nine-month period ended February 28, other revenue dropped from $63.1 million in the prior year to $59.7 million this year, mainly because of the decline in redemption fee revenue from $35.4 million last year to $30.5 million this year.

Expenses

Selling, general and administrative ("SG&A") expenses for this segment were $80.2 million in the third quarter of this year, compared with $63.9 million in the same quarter last year. Stock-based compensation expense in the amount of $28.2 million in the third quarter this year was up from $9.7 million recorded in the same period a year ago. For the nine-month period, SG&A expenses were $217.1 million this year, versus $229.2 million last year. The largest difference was the $53 million charge for unitholder compensation that was recorded in the prior year. Total stock-based compensation expense was $57.7 million this year versus $12.2 million in the prior year.

At May 31, 2005, based on the price of CI shares of $17.30 per share, the potential payment on all vested options outstanding plus the proportion of unvested amounts was $28.7 million. At February 28, 2006, based on the price of CI shares of $28.00 per share, the potential payment increased by $38.9 million. The interim settlement, as described above under "Financial Instruments", resulted in a $22.1 million increase to the liability, bringing the total to $89.7 million. CI has recorded an expense in the first nine months of fiscal 2006 of $57.7 million, of which $18.8 million was from option holders electing cash settlement and $38.9 million representing the change in liability. Though CI acknowledges that stock-based compensation expense is clearly a cost of business that is tied to the performance of CI's common share price, the financial results presented below both include and exclude the expense to aid the reader in conducting a comparative analysis.

Net of the expense related to stock-based and unitholder compensation, SG&A expenses for the third quarter this year were $52.0 million, down from $54.9 million in fiscal 2005. As a percentage of assets under management, SG&A expenses decreased to 0.38% in the third quarter fiscal 2006 from 0.47% in fiscal 2005. For the nine-month period, SG&A expenses were $162.1 million this year, down from $167.6 million in the prior year. SG&A expenses averaged 0.41% this year, versus 0.50% last year. CI managed to contain spending below prior year levels even as assets under management increased.

Trailer fees increased from $67.4 million to $75.9 million in the third quarter of this year. Net of intersegment amounts, this expense was up from $63.9 million in the same period a year ago to $71.8 million this year. For the nine months ended February 28, 2006, trailer fees were $222.4 million, up from $192.5 million in the same period last year. After intersegment eliminations, trailer fees were $210.5 million this year and $182.0 million last year. The overall increase resulted from increased assets under management due to market appreciation of the funds, partly offset by an increase in the percentage of CI's mutual fund assets in Class F and Class I funds, on which CI does not pay trailer fees. As a percentage of average assets, trailer fees were 0.53% in the nine-month period this year, compared with 0.54% in the prior year. In the most recent quarter, the percentages were 0.53% this year and 0.55% last year.

CI monitors its operating profitability on assets under management by measuring the operating margin calculated as a percentage of average assets under management. CI's operating profit margin is defined as management fees from funds less trailer fees and SG&A expenses, calculated as a percentage of average assets under management. CI uses this measure to manage profitability by

adjusting discretionary expenditures when changes in the market value of assets under management affect revenue flows.

In the third quarter, CI's operating margin on the Asset Management segment, as a percentage of average assets under management and adjusted for the $28.2 million stock-based compensation expense as discussed above, was 1.13%, up slightly from 1.12% in the prior fiscal year. This was a result of lower management fees that were offset by lower trailer fees and lower selling, general and administrative expenses.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 84 months immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities as deferred sales commissions paid. Amortization of deferred sales commissions rose from $14.2 million in the third quarter of the prior year to $20.4 million this year. For the nine-month period to February 28, amortization of deferred sales commissions rose to $56.6 million this year from $39.1 million last year. The increase is consistent with the increase in deferred sales commissions paid in the last two fiscal years and the change in amortization period from 36 to 84 months at the beginning of fiscal 2004.

Other expenses in this segment dropped from $5.1 million in the third quarter of fiscal 2005 to $1.4 million in fiscal 2006. For the nine-month period, other expenses were $6.0 million this year, down from $16.6 million last year. The primary contributor to other expenses last year was the expense associated with CI's institutional business, which was $2.4 million in the third quarter and $10.4 million for the nine months. CI's investment in this business was restructured last year and its accounts are no longer consolidated into CI's results. Distribution fees to limited partnerships totalled $0.9 million in the third quarter, down from $1.1 million in the third quarter last year. These fees totalled $2.8 million in the first nine months of this year, versus $3.4 million in the first nine months of the prior year.

ASSET ADMINISTRATION SEGMENT

Financial Review

The Asset Administration segment had income before income taxes of $3.9 million in the third quarter, down from $4.2 million in the third quarter of the prior year. For the nine months ended February 28, 2006, income before income taxes for this segment was $9.2 million, a decrease from $11.9 million in the same period last year.

Revenues

Administration fees are fees earned on assets under administration in the Assante business and fees earned from the administration of third-party business. In the third quarter, these fees increased to $63.8 million this year from $57.6 million in the prior year. Net of intersegment amounts, administration fee revenue was $35.3 million this year, up 22% from $28.9 million last year.

For the nine-month period to February 28, administration fee revenue was $177.0 million this year and $160.8 million last year. After intersegment eliminations, these figures were $97.3 million and $83.6 million, respectively. Administration fees should be considered in conjunction with investment dealer fees that represent the payout to financial advisors.

Other revenues earned by the Asset Administration segment totalled $3.3 million in the third quarter, for a total of $7.3 million for the nine months ended February 28, 2006. The figures for last year were

$2.1 million in the third quarter and $4.8 million for the nine-month period. These amounts are mainly interest income on cash balances and custody fees.

Expenses

Selling, general and administrative costs for the segment were $13.3 million in the third quarter of fiscal 2006, up from $11.3 million in the third quarter of fiscal 2005. For the nine months to February 28, SG&A expenses totalled $36.5 million in fiscal 2006 versus $30.9 million in fiscal 2005. The increase in SG&A costs resulted primarily from marketing initiatives and system integration activities.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $49.3 million in the third quarter, and should be viewed in conjunction with administrative fee revenue of $63.8 million as described above when calculating the gross contribution of the dealership operation before general and operating expenses. For the third quarter, gross margin was $14.5 million or 23%. In the third quarter of fiscal 2005, investment dealer fees were $43.9 million on revenue of $57.6 million, for a margin of $13.7 million or 24%.

For the nine-month period to February 28, 2006, investment dealer fees were $137.1 million and the margin was $39.9 million or 23%. In the same period in the prior year, investment dealer fees were $121.5 million and the margin was $39.3 million or 24%. The decline in margin represents higher payouts to financial advisors.


Financial Statements

Consolidated Statements of Income and Deficit

FOR THE THREE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars, except per share amounts)	2006	2005
REVENUE		
Management fees [note 1]	277,511	249,139
Administration fees	35,347	28,866
Redemption fees	9,339	12,221
Gain on sale of marketable securities	274	7,449
Other income	7,957	8,279
	330,428	305,954
EXPENSES		
Selling, general and administrative [note 1]	93,554	75,197
Investment dealer fees	26,593	20,865
Trailer fees	71,812	63,860
Amortization of deferred sales commissions and fund contracts	21,105	14,902
Interest	3,247	2,009
Other	1,580	5,124
	217,891	181,957
Income before income taxes	112,537	123,997
Provision for income taxes		
Current	42,090	20,251
Future	(2,649)	22,562
	39,441	42,813
Net income for the period	73,096	81,184
Deficit, beginning of period	(188,231)	(165,565)
Cost of shares repurchased in excess of stated value	(8,551)	(31,002)
Dividends	(51,422)	(73,793)
Deficit, end of period	(175,108)	(189,176)
Earnings per share [note 3(c)]	0.26	0.28

(see accompanying notes)

Consolidated Statements of Income and Deficit

FOR THE NINE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars, except per share amounts)	2006	2005
REVENUE		
Management fees [note 1]	815,118	733,030
Administration fees	97,267	83,595
Redemption fees	30,458	35,430
Gain on sale of marketable securities	12,928	6,656
Other income	23,657	25,828
	979,428	884,539
EXPENSES		
Selling, general and administrative [note 1]	253,588	260,072
Investment dealer fees	73,249	59,725
Trailer fees	210,466	181,997
Amortization of deferred sales commissions and fund contracts	58,878	41,392
Interest	9,426	6,050
Other	6,357	16,772
	611,964	566,008
Income before income taxes	367,464	318,531
Provision for income taxes		
Current	118,895	73,661
Future	8,813	40,956
	127,708	114,617
Net income for the period	239,756	203,914
Deficit, beginning of period	(217,901)	(207,115)
Cost of shares repurchased in excess of stated value	(13,841)	(31,002)
Dividends	(183,122)	(154,973)
Deficit, end of period	(175,108)	(189,176)
Earnings per share [note 3(c)]	0.84	0.69

(see accompanying notes)

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars)	2006	2005
OPERATING ACTIVITIES		
Net income for the period	73,096	81,184
Add (deduct) items not involving cash		
Gain on sale of marketable securities	(274)	(7,449)
Gain on sale of fund contracts	(2,100)	–
Amortization of deferred sales commissions and fund contracts	21,105	14,902
Amortization of other	2,006	4,414
Stock-based compensation	22,084	9,708
Future income taxes	(2,649)	22,562
	113,268	125,321
Net change in non-cash working capital balances related to operations	24,738	(44,222)
Cash provided by operating activities	138,006	81,099
INVESTING ACTIVITIES		
Purchase of marketable securities	(361)	(31,263)
Proceeds on sale of marketable securities	5,274	45,430
Additions to capital assets	(1,449)	(1,246)
Deferred sales commissions paid	(50,241)	(43,523)
Proceeds on sale of fund contracts	7,100	–
Cash used in investing activities	(39,677)	(30,602)
FINANCING ACTIVITIES		
Long-term debt	17,712	79,261
Repurchase of share capital	(11,500)	(47,128)
Issuance of share capital	30	128
Distributions to minority interest	–	61
Dividends paid to shareholders	(51,481)	(73,792)
Cash used in financing activities	(45,239)	(41,470)
Net increase in cash during the period	53,090	9,027
Cash, beginning of period	28,244	30,871
Cash, end of period	81,334	39,898
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	3,436	1,756
Income taxes paid	27,026	43,388

(see accompanying notes)

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED FEBRUARY 28 (UNAUDITED)

(thousands of dollars)	2006	2005
OPERATING ACTIVITIES		
Net income for the period	239,756	203,914
Add (deduct) items not involving cash		
Gain on sale of marketable securities	(12,928)	(6,656)
Gain on sale of fund contracts	(2,100)	–
Amortization of deferred sales commissions and fund contracts	58,878	41,392
Amortization of other	4,675	11,710
Stock-based compensation	38,858	8,601
Future income taxes	8,813	40,956
	335,952	299,917
Net change in non-cash working capital balances related to operations	(34,347)	20,271
Cash provided by operating activities	301,605	320,188
INVESTING ACTIVITIES		
Purchase of marketable securities	(43,200)	(83,286)
Proceeds on sale of marketable securities	123,826	65,293
Additions to capital assets	(17,330)	(5,877)
Deferred sales commissions paid	(125,737)	(101,990)
Proceeds on sale of fund contracts	7,100	–
Cash paid on acquisitions, including transaction costs, net of cash acquired	–	(37,259)
Cash used in investing activities	(55,341)	(163,119)
FINANCING ACTIVITIES		
Long-term debt	(24,933)	62,020
Repurchase of share capital	(19,551)	(47,128)
Issuance of share capital	90	188
Distributions to minority interest	–	(2,395)
Dividends paid to shareholders	(148,841)	(154,973)
Cash used in financing activities	(193,235)	(142,288)
Net increase in cash during the period	53,029	14,781
Cash, beginning of period	28,305	25,117
Cash, end of period	81,334	39,898
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	9,297	6,160
Income taxes paid	98,638	81,417

(see accompanying notes)

Consolidated Balance Sheets

(UNAUDITED)

(thousands of dollars)	As at February 28, 2006	As at May 31, 2005
ASSETS		
Current		
Cash [note 5]	81,334	28,305
Client and trust funds on deposit	140,053	93,099
Marketable securities	9,456	77,154
Accounts receivable and prepaid expenses	121,530	94,222
Income taxes recoverable	1,774	1,923
Future income taxes	40,461	16,006
Total current assets	394,608	310,709
Capital assets	34,339	21,276
Deferred sales commissions, net of accumulated amortization of $378,788 (May 31, 2005 - $322,163)	418,539	349,395
Fund contracts	1,005,525	1,012,778
Goodwill	951,026	951,026
Other assets	20,867	18,886
	2,824,904	2,664,070
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	153,809	165,830
Client and trust funds payable	140,053	93,099
Income taxes payable	40,877	20,537
Stock-based compensation [note 5]	89,677	28,726
Deferred revenue	3,520	4,037
Current portion of long-term debt	15,250	40,722
Total current liabilities	443,186	352,951
Deferred lease inducements	1,829	2,211
Long-term debt	350,751	350,212
Future income taxes	519,203	485,934
Total liabilities	1,314,969	1,191,308
Shareholders' equity		
Share capital [note 3]	1,685,043	1,690,663
Deficit	(175,108)	(217,901)
Total shareholders' equity	1,509,935	1,472,762
	2,824,904	2,664,070

(see accompanying notes)

Notes to Consolidated Financial Statements

FEBRUARY 28, 2006 AND 2005 (UNAUDITED)

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements, except for the following:

a) Effective June 1, 2005, CI made an accounting change related to the classification of expenses recovered from the funds. This reflects a change in CI's business wherein the funds are to be charged a fixed fee depending on the type of fund and the fee is included in management fee revenue. Prior period amounts have been reclassified to conform to this presentation.

2. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments Inc., Skylon Advisors Inc. and United Financial Corporation, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Notes to Consolidated Financial Statements

FEBRUARY 28, 2006 AND 2005 (UNAUDITED)

(thousands of dollars)

For the three months ended February 28	Asset Management 2006	Asset Management 2005	Asset Administration 2006	Asset Administration 2005	Intersegment Eliminations 2006	Intersegment Eliminations 2005	Total 2006	Total 2005
Management fees	277,511	249,139	–	–	–	–	277,511	249,139
Administration fees	–	–	63,779	57,621	(28,432)	(28,755)	35,347	28,866
Other revenues	14,252	25,804	3,318	2,145	–	–	17,570	27,949
Total revenue	291,763	274,943	67,097	59,766	(28,432)	(28,755)	330,428	305,954
Selling, general and administrative	80,205	63,910	13,349	11,287	–	–	93,554	75,197
Investment dealer fees	–	–	49,339	43,869	(22,746)	(23,004)	26,593	20,865
Trailer fees	75,860	67,371	–	–	(4,048)	(3,511)	71,812	63,860
Amortization of deferred sales commissions and fund contracts	21,158	14,835	376	376	(429)	(309)	21,105	14,902
Other expenses	1,434	5,054	146	70	–	–	1,580	5,124
Total expenses	178,657	151,170	63,210	55,602	(27,223)	(26,824)	214,644	179,948
Income before income taxes and non-segmented items	113,106	123,773	3,887	4,164	(1,209)	(1,931)	115,784	126,006
Interest expense							3,247	2,009
Provision for income taxes							39,441	42,813
Net income							73,096	81,184

Notes to Consolidated Financial Statements

FEBRUARY 28, 2006 AND 2005 (UNAUDITED)

(thousands of dollars)

For the nine months ended February 28	Asset Management 2006	Asset Management 2005	Asset Administration 2006	Asset Administration 2005	Intersegment Eliminations 2006	Intersegment Eliminations 2005	Total 2006	Total 2005
Management fees	815,118	733,030	–	–	–	–	815,118	733,030
Administration fees	–	–	177,040	160,765	(79,773)	(77,170)	97,267	83,595
Other revenues	59,725	63,077	7,318	4,837	–	–	67,043	67,914
Total revenue	874,843	796,107	184,358	165,602	(79,773)	(77,170)	979,428	884,539
Selling, general and administrative	217,051	229,158	36,537	30,914	–	–	253,588	260,072
Investment dealer fees	–	–	137,068	121,461	(63,819)	(61,736)	73,249	59,725
Trailer fees	222,382	192,498	–	–	(11,916)	(10,501)	210,466	181,997
Amortization of deferred sales commissions and fund contracts	59,095	40,981	1,128	1,128	(1,345)	(717)	58,878	41,392
Other expenses	5,968	16,559	389	213	–	–	6,357	16,772
Total expenses	504,496	479,196	175,122	153,716	(77,080)	(72,954)	602,538	559,958
Income before income taxes and non-segmented items	370,347	316,911	9,236	11,886	(2,693)	(4,216)	376,890	324,581
Interest expense							9,426	6,050
Provision for income taxes							127,708	114,617
Net income							239,756	203,914
Identifiable assets	1,621,168	1,497,012	262,801	253,368	(10,091)	(7,706)	1,873,878	1,742,674
Goodwill	815,303	815,303	135,723	135,723	–	–	951,026	951,026
Total assets	2,436,471	2,312,315	398,524	389,091	(10,091)	(7,706)	2,824,904	2,693,700

3. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Stated Value ($ thousands)
May 31, 2005	286,643	1,690,663
Issuance of share capital	2	30
Share repurchase	(468)	(2,761)
August 31, 2005	286,177	1,687,932
Issuance of share capital	1	30
November 30, 2005	286,178	1,687,962
Issuance of share capital	1	30
Share repurchase	(500)	(2,949)
February 28, 2006	285,679	1,685,043

Notes to Consolidated Financial Statements

FEBRUARY 28, 2006 AND 2005 (UNAUDITED)

b) a summary of changes in the employee incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
Options outstanding May 31, 2005	8,399	13.37
Options granted	2,194	18.15
Options exercised	(1,142)	10.80
Options cancelled	(20)	16.06
Options outstanding August 31, 2005	9,431	14.79
Options exercised	(276)	10.91
Options outstanding November 30, 2005	9,155	14.90
Options exercised	(478)	12.24
Options cancelled	(15)	14.15
Options outstanding February 28, 2006	8,662	15.05

Options outstanding and exercisable as at February 28, 2006 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
10.51	1,349	2.1	740
11.00	63	0.1	63
11.27	722	1.1	422
12.01	670	1.2	670
15.59	2,009	3.1	584
15.67	11	3.6	1
15.86	15	3.4	5
17.04	1,630	4.3	–
18.15	2,193	4.4	–
10.51 to 18.15	8,662	3.2	2,485

c) The basic and diluted weighted average number of shares outstanding for the periods ended February 28 were:

(thousands)	2006	2005
Three months	285,702	294,581
Nine months	286,022	294,997

d) The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at March 31, 2006 were exercised:

	(thousands)
Common shares outstanding at March 31, 2006	285,681
Options to purchase common shares	8,026
	293,707

4. FOREIGN CURRENCY TRANSLATION

In conjunction with marketable securities purchased in the prior year, CI held foreign currency denominated debt. During the period, foreign exchange gains of $5,300 were realized.

5. DERIVATIVE FINANCIAL INSTRUMENTS

On February 15, 2006, CI entered into an interim settlement of its total return swap used to manage CI's equity market exposure related to its stock-based compensation. The total return swap is measured at fair value and any resulting gains or losses are recognized in income. The interim settlement resulted in an increase in the stock-based liability and cash by $22,093. Subsequent to February 28, 2006, CI terminated its total return swap.

6. COMPARATIVE FIGURES

Certain figures for fiscal 2005 have been reclassified to conform with the financial presentation in the current year.

On April 11, 2006, the Board of Directors declared a cash dividend of $0.06 per share payable on May 15, 2006 to shareholders of record on May 1, 2006. The Board of Directors also approved in principle the initiation of a process for the conversion of CI into an income trust by way of a plan of arrangement.

This Third Quarter Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI FINANCIAL

2 Queen St. East, Twentieth Floor, Toronto, Ontario M5C 3G7

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